UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02027879

NOACT
P.E 3-19-02
1-13740

DIVISION OF
CORPORATION FINANCE

March 25, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/25/2002

Thomas D. Carney
Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108-2202

Re: Borders Group, Inc.
Incoming letter dated March 19, 2002

Dear Mr. Carney:

This is in response to your letter dated March 19, 2002 concerning the shareholder proposal submitted to Borders by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

0940510

Thomas D. Carney
Vice President and General Counsel

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 MAR 20 PM 4:06

BGI
BORDERS GROUP, INC.

100 Phoenix Drive
Ann Arbor, MI
48108-2202
Ph 734.477.1100

RECEIVED
MAR 20 2002
366
SEC MAIL PROCESSING SECTION

March 19, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Borders Group, Inc. by John Chevedden

Ladies and Gentlemen:

Borders Group, Inc. (the "Company") has received a shareholder proposal from Mr. John Chevedden for consideration at the Company's 2002 Annual Meeting of Shareholders, which is scheduled to be held on May 23, 2002. For the reason set forth below, the Company intends to omit Mr. Chevedden's proposal (the "Proposal") from the proxy statement and form of proxy for the 2002 annual meeting.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are: (i) the original and five copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and (ii) six copies of the Proposal.

A copy of this letter is also being sent to Mr. Chevedden to notify him that the Company intends to omit the Proposal from the Company's proxy statement for its 2002 annual meeting.

The Company intends to omit the Proposal for the following reason:

The Proposal was not submitted in a timely manner under Rule 14a-8(e). The deadline for submitting shareholder proposals to be included in the Company's proxy statement for the 2002 meeting was December 18, 2001. Mr. Chevedden faxed the Proposal to the Company on February 4, 2002. The deadline date was clearly set forth in the Company's proxy statement dated April 17, 2001, which states as follows (page 18):

> **"Proposals of Stockholders**
>
> In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, any stockholder proposals intended to be presented at the 2002 Annual Meeting of Stockholders must be received by the Company no later than December 18, 2001 in order to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting."...

The Company requests the staff waive the requirement of Rule 14a-8(j) that the Company's submission to the Commission be not later than 80 days before the Company files with the Commission its definitive proxy statement and form of proxy. The Company received the proposal on February 4, 2002, which is less than 80 days prior to the Company's intended filing date of April 19, 2002. The inadvertent delay between February 4th and the date of this letter does not prejudice the shareholder since the shareholder's failure to submit the proposal in a timely manner could not be corrected. The Company therefore respectfully requests the staff waive the 80-day requirement under Rule 14a-8(j).

On the basis of the foregoing, it is the Company's position that the Proposal may be omitted from the Company's proxy materials for the 2002 annual meeting pursuant to Rule 14a-8(e). Borders Group, Inc. respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Company's proxy statement relating to its 2002 annual meeting.

The Company intends to release definitive copies of its proxy materials to its shareholders on or about April 19, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions concerning this matter, please contact the undersigned at 734-477-1977 or via email at tcarney@bordersgroupinc.com.

Sincerely,

Thomas D. Carney
Vice President and General Counsel

TDC:kk
Enclosures

cc: John Chevedden

To: Mr. Gregory Josefowicz, Chairman, Borders Group, Inc. (BGP)
Fax: (734) 477-4538, Phone: (734) 477-1100, customerservice@borders.com

This is to respectfully ask the company to include this rule 14a-8 proposal in the 2002 proxy without contesting this proposal before the Securities and Exchange Commission.
The company has the option to publish this proposal and resolve any issue informally.
Borders Group, Inc. (BGP) stock will be held past the annual meeting.
February 4, 2002

---

3 – SHAREHOLDER VOTE ON POISON PILLS PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is voted on by shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?

- Poison pills adversely affect shareholder value.
  POWER AND ACCOUNTABILITY
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org – an association of institutional investors whose assets exceed $1 Trillion – recommends poison pills first be approved by shareholders.

- Institutional investors own 72% of Borders stock.

- Institutional investors have a fiduciary duty to vote in the best interest of their investors.

What incentive is there for good corporate governance which can include shareholder vote on poison pills?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

To take the one step

I believe that it is consistent with conventional wisdom, that when certain key items are not the best practice, that one change deserves attention. Specifically, at Borders there are/were a certain allowed practices that institutional investors believe are not the best practices. For instance:

1) There is no shareholder vote to approve our auditors.
2) PricewaterhouseCoopers was dismissed by our audit committee.
3) There is no board nominating committee
4) Directors are allowed to own no stock.

Institutional Investor Support

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 24 major companies in 2000. A number of these 24 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff and with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The above format is intended for unedited publication with the company raising in advance any typographical question.

This format contains the emphasis intended.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Borders Group, Inc.
Incoming letter dated March 19, 2002

The proposal relates to poison pill plans.

There appears to be some basis for your view that Borders may exclude the proposal under 14a-8(e)(2) because Borders received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Borders omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Borders did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant Borders's request that the 80-day requirement be waived.

Sincerely,

Keir Devon Gumbs
Special Counsel